Anthony Padavich

Pada Build - Founder/CEO/Manager, 5/18/202 2- Present

Juniper Networks - Finance Manager, 2020-Present

- Deep data analysis on market and internal sales to determine optimal price for products and discounts to expect from customers. Forecasting for sales teams to determine how tracking against annual/quarterly/weekly targets.

Seretta Construction - Project Manager, 2015-2019

- Overall management of large construction projects. Responsibility of hiring vendors/subcontractors, review legal contracts, maintaining constant and positive communication with General Contractor (client) and keeping projects within budget and on schedule.

Education

- MBA - University of Rochester Simon Business School
- BS in Civil Engineering - Washington State University